Pricing supplement no. 1417
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 213-A-I dated July 11, 2011

Registration Statement No. 333-155535
Dated July 11, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	BRL5,568,000 Brazilian Real-Denominated Notes Linked to a Basket of 10 Exchange-Traded Funds, Payable in U.S. Dollars, due July 16, 2014

General

- The notes are designed for investors who seek leveraged exposure to the appreciation of a weighted basket of 10 exchange-traded funds, up to a Maximum Return of 85.50% of the USD Principal Amount per note, and who do not expect the Brazilian Real to depreciate relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest and dividend payments, as well as any appreciation of the Basket above 85.50%, while seeking full repayment of principal at maturity in BRL terms. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes are denominated in Brazilian reais ("BRL"), but the issue price will be paid in and the payment at maturity per note will be made in U.S. dollars ("USD"). The issue price per note will be paid in USD in an amount equal to the BRL Principal Amount converted at the BRL/USD exchange rate on the pricing date, and the payment at maturity per note will be an amount in USD equal to the BRL Principal Amount converted at the BRL/USD exchange rate on the Observation Date *plus* the Additional Amount, which is expressed in USD terms. **Due to this mandatory conversion of the BRL Principal Amount into USD, the portion of the payment at maturity attributable to the BRL Principal Amount is subject to the BRL/USD exchange rate risk.** If the BRL has strengthened relative to the USD from the pricing date to the Observation Date, assuming a flat Basket performance, the payment at maturity you receive in USD will be greater than your initial investment in USD terms. However, if the BRL has weakened relative to the USD from the pricing date to the Observation Date, assuming a flat Basket performance, the payment at maturity you receive in USD will be less than your initial investment in USD terms. **As a result of this currency exchange risk, you could lose some or all of your initial investment.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 16, 2014.*
- Cash payment at maturity of the BRL Principal Amount, converted into USD on the Observation Date, plus the Additional Amount, which is expressed in USD, as described below.
- Minimum denominations of BRL1,000 and integral multiples thereof
- The notes priced on July 11, 2011 and are expected to settle on or about July 14, 2011.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the Market Vectors Brazil Small-Cap ETF ("BRF"), the iShares® MSCI South Korea Index Fund ("EWY"), the iShares® MSCI Taiwan Index Fund ("EWT"), the iShares® MSCI Brazil Index Fund ("EWZ"), the Market Vectors Indonesia Index ETF ("IDX"), the iShares® MSCI Malaysia Index Fund ("EWM"), the iShares® MSCI Singapore Index Fund ("EWS"), iShares® MSCI South Africa Index Fund ("EZA"), the iShares® MSCI Mexico Investable Market Index Fund ("EWW") and the iShares® MSCI Turkey Investable Market Index Fund ("TUR") (each an "Index Fund" and together, the "Index Funds"). The Bloomberg ticker symbol, the Underlying Index and the Component Weighting of each Index Fund are set forth under "The Basket" on page PS-1 of this pricing supplement.
Denomination Currency:	Brazilian reais ("BRL")
Payment Currency:	U.S. dollars ("USD")
BRL Principal Amount:	BRL 1,000
USD Principal Amount:	An amount in USD equal to the BRL Principal Amount, converted into USD based on the Initial Exchange Rate, which was US$633.0717
Initial Exchange Rate:	The Exchange Rate on the pricing date, which was 1.5796
Final Exchange Rate:	The Exchange Rate on the Observation Date
Payment at Maturity:	At maturity, you will receive a cash payment per note of (a) the BRL Principal Amount converted into USD based on the Final Exchange Rate *plus* (b) the Additional Amount, which may be zero.
	The portion of the payment at maturity attributable to the BRL Principal Amount will be subject to currency exchange risk. Accordingly, you could lose some or all of your initial investment.
Additional Amount:	The Additional Amount per note payable at maturity will equal the USD Principal Amount × the Basket Return × the Participation Rate, *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return.
Participation Rate:	150%
Maximum Return:	US$ 541.2763 per note, which is 85.50% of the USD Principal Amount per note
Basket Return:	$\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Ending Basket Level on the Observation Date
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows: 100 × [1 + sum of (Share Return of each Index Fund × Component Weighting of such Index Fund)]
Observation Date*:	July 11, 2014
Maturity Date*:	July 16, 2014
CUSIP:	48125XYL4
Other Key Terms:	See "Additional Key Terms" on page PS-1 of this pricing supplement.

* Subject to postponement in the event of a market disruption event, a currency disruption event and as described under "Description of Notes — Payment at Maturity," "Description of Notes — Postponement of a Determination Date," and "Description of Notes — Conversion into U.S. Dollars" in the accompanying product supplement no. 213-A-I.

Investing in the Brazilian Real-Denominated Notes involves a number of risks. See "Risk Factors" beginning on page PS-12 of the accompanying product supplement no. 213-A-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(3)	Proceeds to Us
Per note	BRL1,000	BRL26	BRL974
Total	BRL5,568,000	BRL144,768	BRL5,423,232

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) Investors must pay the purchase price per note in USD by converting the price to public per note into USD using the Exchange Rate on the pricing date.
(3) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of BRL26.00 per note (equal to 2.50% of the BRL Principal Amount) or US$16.46 per note based on the Initial Exchange Rate and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of BRL1.00 (equal to 0.10% of the BRL Principal Amount) or US$0.63 per note based on the Initial Exchange Rate. The concessions of BRL1.00 or US$0.63 per note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The commissions and concessions are payable in USD based on the Initial Exchange Rate. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-124 of the accompanying product supplement no. 213-A-I

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

July 11, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 213-A-I dated July 11, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 11, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 213-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 213-A-I dated July 11, 2011:
  http://sec.gov/Archives/edgar/data/19617/000089109211004471/e44348-424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, clauses (a), (b) and (c) (other than the definition of the Denomination Currency Country and a Reference Country) and references to clauses (a), (b) and (c) are deemed deleted from the definition of "currency disruption event" set forth under "General Terms of Notes — Currency Disruption Events" in the accompanying product supplement 213-A-I. Accordingly, the occurrence of a Convertibility Event, a Deliverability Event or a Liquidity Event will not constitute a currency disruption event.

Additional Key Terms

Share Return:	$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Initial Share Price:	With respect to each Index Fund, the closing price of one share of such Index Fund on the pricing date, divided by the Share Adjustment Factor for such Index Fund.
Final Share Price:	With respect to each Index Fund, the closing price of one share of such Index Fund on the Observation Date
Share Adjustment Factor:	With respect to each Index Fund, set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 213-A-I for further information about these adjustments.
Exchange Rate:	The "Exchange Rate" on any currency business day will be the BRL/USD exchange rate, as determined by the calculation agent, expressed as the amount of BRL per one USD, as reported by Reuters Group PLC ("Reuters") on Reuters page "PTAX" at approximately 6:00 p.m., São Paulo Time, on such day.
Currency Business Day:	A "currency business day," with respect to BRL, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for BRL (São Paulo, Brazil) and (b) banking institutions in The City of New York and such principal financial center for BRL are not otherwise authorized or required by law, regulation or executive order to close.
Conversion Into U.S. Dollars:	The conversion of the BRL Principal Amount into USD described under "Key Terms — USD Principal Amount" and "Key Terms — Payment at Maturity" on the front cover of this pricing supplement will be accomplished by dividing the BRL Principal Amount by the applicable Exchange Rate.

The Basket

The Bloomberg ticker symbol, the Underlying Index and the Component Weighting of each Index Fund are set forth below:

Ticker Symbol	Index Fund	Underlying Index	Component Weighting	Initial Share Price*
BRF	Market Vectors® Brazil Small-Cap Index Fund	Market Vectors® Brazil Small-Cap Index	15%	US$53.37
EWY	iShares® MSCI South Korea Index Fund	MSCI South Korea Index	15%	US$65.69
EWT	iShares® MSCI Taiwan Index Fund	MSCI Taiwan Index	12%	US$14.90
EWZ	iShares® MSCI Brazil Index Fund	MSCI Brazil Index	10%	US$70.05
IDX	Market Vectors® Indonesia Index Fund	Market Vectors® Indonesia Index	10%	US$32.39
EWM	iShares® MSCI Malaysia Index Fund	MSCI Malaysia Index	8%	US$15.07
EWS	iShares® MSCI Singapore Index Fund	MSCI Singapore Index	8%	US$13.67
EZA	iShares® MSCI South Africa Index Fund	MSCI South Africa Index	8%	US$69.22
EWW	iShares® MSCI Mexico Investable Market Index Fund	MSCI Mexico Investable Market Index	7%	US$61.86
TUR	iShares® MSCI Turkey Investable Market Index Fund	MSCI Turkey Investable Market Index	7%	US$58.21

* Subject to adjustment as described under "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 213-A-I.

The BRL/USD Exchange Rate

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Exchange Rate is expressed as the amount of BRL per one USD. As a result, a **decrease** in the Exchange Rate from the pricing date to the Observation Date means that the BRL has **appreciated/strengthened** relative to the USD from the pricing date to the Observation Date. This means that it takes fewer BRL to purchase one USD on the Observation Date than it did on the pricing date. Viewed another way, one BRL can purchase more USD on the Observation Date than it could on the pricing date. A hypothetical Exchange Rate of 1.20 reflects a strengthening of the BRL relative to the USD, as compared to a hypothetical Exchange Rate of 1.60 on the pricing date. Because the BRL Principal Amount is divided by the Final Exchange Rate to convert it into U.S. dollars when calculating the payment at maturity, assuming the Basket performance is flat over the same period, a decrease in the Exchange Rate from the pricing date to the Observation Date will result in a higher payment at maturity.

Conversely, an **increase** in the Exchange Rate from the pricing date to the Observation Date means that the BRL has **depreciated/weakened** relative to the USD from the pricing date to the Observation Date. This means that it takes more BRL to purchase one USD on the Observation Date than it did on the pricing date. Viewed another way, one BRL can purchase fewer USD on the Observation Date than it could on the pricing date. A hypothetical Exchange Rate of 2.00 reflects a strengthening of the BRL relative to the USD, as compared to a hypothetical Exchange Rate of 1.60 on the pricing date. Because the BRL Principal Amount is divided by the Final Exchange Rate to covert it into U.S. dollars when calculating the payment at maturity, assuming the Basket performance is flat over the same period, an increase in the Exchange Rate from the pricing date to the Observation Date will result in a lower payment at maturity.

Actual Exchange Rates on the pricing date and Observation Date will likely vary from those used in the examples above.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF YOUR CAPITAL AT MATURITY IN BRL TERMS** — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least the BRL Principal Amount per note, converted into USD, if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, for each note, in addition to the BRL Principal Amount, converted into USD, you will receive a payment equal to the USD Principal Amount × the Basket Return × the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of 85.50% of the USD Principal Amount per note.

- **FOREIGN CURRENCY EXPOSURE** — The notes are denominated in BRL, but the issue price will be paid in and the payment at maturity will be made in USD. The issue price per note will be paid in USD in an amount equal to the BRL Principal Amount converted at the BRL/USD exchange rate on the pricing date, and the payment at maturity per note will be an amount in USD equal to the BRL Principal Amount converted at the BRL/USD exchange rate on the Observation Date plus the Additional Amount, which is expressed in USD terms. **Due to this mandatory conversion of the BRL Principal Amount into USD, the portion of the payment at maturity attributable to the BRL Principal Amount is subject to the BRL/USD exchange rate risk.** If the BRL has strengthened relative to the USD from the pricing date to the Observation Date, assuming a flat Basket performance, the payment at maturity you receive in USD will be greater than your initial investment in USD terms. However, if the BRL has weakened relative to the USD from the pricing date to the Observation Date, assuming a flat Basket performance, the payment at maturity you receive in USD will be less than your initial investment in USD terms. **As a result of this currency exchange risk, you could lose some or all of your initial investment.**

- **RETURN LINKED TO A BASKET OF TEN INDEX FUNDS** — The return on the notes is linked to a basket consisting of the ten exchange-traded funds set forth under "Key Terms — Basket" on page PS-1 of this pricing supplement. Because Index Funds that provide exposure to Brazilian companies make up 25% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of equity markets in Brazil. The Market Vectors® Brazil Small-Cap Index Fund and the Market Vectors® Indonesia Index Fund are managed by Van Eck Associates Corporation ("Van Eck"), a registered investment company, and the iShares® MSCI South Korea Index Fund, the iShares® MSCI Taiwan Index Fund, the iShares® MSCI Brazil Index Fund, the iShares® MSCI Malaysia Index Fund, the iShares® MSCI Singapore Index Fund, the iShares® MSCI South Africa Index Fund, the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Turkey Investable Market Index Fund are managed by iShares, Inc. ("iShares"), a registered investment company. Each Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index, and each Underlying Index tracks publicly traded companies in a specific country (or, in the case of the Market Vectors® Brazil Small-Cap Index Fund, the publicly traded small-cap companies in a specific country). The Underlying Index for each Index Fund is set forth under "Key Terms — Basket" on page PS-1 of this pricing supplement. For more information about the Index Funds and their Underlying Indices, see the relevant index or index fund description in the accompanying product supplement no. 213-A-I.

- **TREATED AS NONFUNCTIONAL CURRENCY CONTINGENT PAYMENT DEBT INSTRUMENTS –** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 213-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "nonfunctional currency contingent payment debt instruments." As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at a "comparable yield" in Brazilian reais, with the result that you will recognize taxable income in each year (determined in Brazilian reais and translated into U.S. dollars). Interest included in income will increase your basis in the notes. At maturity, you will be deemed to have received a projected amount of Brazilian reais determined based on our comparable yield (as described in the next bullet), and any difference between this amount and the amount you actually receive will be treated as ordinary income or loss. The projected amount received at maturity, or the actual amount received upon an earlier sale or exchange (determined in Brazilian reais by applying the then-current exchange rate to any U.S. dollars received) in excess of your "adjusted issue price" will generally be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. For this purpose, (i) the "adjusted issue price" of a note is the original principal amount of the note, determined in Brazilian reais, plus the amount of Brazilian reais previously accrued as interest on the note, and (ii) the amount of ordinary income or loss is determined by translating the difference between the amount received and the note's adjusted issue price (both expressed in Brazilian reais) back into U.S. dollars at the then-current exchange rate. In addition, you will be required to recognize currency exchange gain or loss upon the sale or exchange of a note prior to maturity, in respect of the lesser of the amount received (determined in Brazilian reais by applying the then-current exchange rate to any U.S. dollars received) and the note's "adjusted issue price," and in the case of redemption at maturity, in respect of the note's "adjusted issue price." For this purpose, this amount (determined in Brazilian reais) will in the case of a sale or exchange prior to maturity be treated first as a payment of principal and then as a payment of accrued interest. The amount of currency exchange gain or loss will be based on the differences between the exchange rate on the issue date and the exchange rate on the sale, exchange or redemption date (in the case of principal) and between the exchange rate at which each amount of accrued interest was previously taken into account and the exchange rate on the sale, exchange or redemption date (in the case of interest). Any such currency exchange gain or loss will be treated as ordinary income or loss. Foreign currency losses may be subject to special reporting obligations. You should consult your tax adviser regarding the proper treatment of a sale, exchange or redemption of a note. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to additional tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Funds, any of the equity securities held by the Index Funds or the BRL. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 213-A-I dated July 11, 2011.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive, subject to the Maximum Return and the conversion of the portion of the payment at maturity attributable to the BRL Principal Amount into USD. **YOU WILL RECEIVE NO MORE THAN THE BRL PRINCIPAL AMOUNT PER NOTE, CONVERTED INTO USD, AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.**

- **THE PORTION OF THE PAYMENT AT MATURITY ATTRIBUTABLE TO THE BRL PRINCIPAL AMOUNT IS EXPOSED TO CURRENCY EXCHANGE RISK WITH RESPECT TO THE BRL RELATIVE TO THE USD** — The portion of the payment at maturity attributable to the BRL Principal Amount will be made in USD based on the Final Exchange Rate. **Due to this mandatory conversion of the BRL Principal Amount into USD, the portion of the payment at maturity attributable to the BRL Principal Amount is subject to the BRL/USD exchange rate risk.** If the BRL has weakened relative to the USD between the pricing date to the Observation Date, the payment at maturity you receive in USD will decrease, and this weakening of the BRL will offset all or a portion of any positive performance of the Basket during the same period. **As a result of this currency exchange risk, you could lose some or all of your initial investment.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or other trading activities of ours could result in substantial returns for us or our affiliates while the value of the notes declines.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the BRL Principal Amount and, with respect to any Additional Amount, the USD Principal Amount, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES MIGHT NOT PAY MORE THAN THE BRL PRINCIPAL AMOUNT, CONVERTED INTO USD** — You may receive a lower payment at maturity than you would have received if you had invested in the Index Funds, the equity securities held by the Index Funds or contracts related to the Index Funds. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero and you will receive for each note only the BRL Principal Amount, converted into USD, at maturity. This will be true even if the level of the Basket was greater than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.

- **THE MAXIMUM RETURN AT MATURITY ON AN INVESTMENT IN THE NOTES IS 85.50% OF THE USD PRINCIPAL AMOUNT PER NOTE, SUBJECT TO CONVERSION OF THE PORTION OF THE PAYMENT AT MATURITY ATTRIBUTABLE TO THE BRL PRINCIPAL AMOUNT INTO USD** — For each note, you will receive at maturity the BRL Principal Amount, converted into USD, plus an Additional Amount that will not exceed US$541.2763 per note (85.50% of the USD Principal Amount), regardless of the appreciation in the Basket, which may be significant. Therefore, your upside appreciation is limited, subject to conversion of the portion of the payment at maturity attributable to the BRL Principal Amount into USD.

- **ANY ADDITIONAL AMOUNT PAYABLE AT MATURITY WILL NOT BENEFIT FROM ANY APPRECIATION OF THE BRL RELATIVE TO THE USD** — The Additional Amount is an amount in USD determined based on the USD Principal Amount and the performance of the Basket, and is not affected by any conversion of the BRL Principal Amount into USD on the Observation Date. Apart from any currency exchange exposure inherent in the Underlying (see "— The Notes Are Subject to Currency Exchange Risk" below), your currency exchange exposure to the BRL relative to the USD is limited to the portion of the payment at maturity attributable to the BRL Principal Amount. Accordingly, even if the BRL appreciates relative to the USD, the Additional Amount will not increase by virtue of such currency appreciation.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Funds or the equity securities held by the Index Funds or included in the Underlying Indices would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUNDS** — Although the Index Funds' shares are listed for trading on the NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Funds or that there will be liquidity in the trading market. The Index Funds are subject to management risk, which is the risk that the applicable investment advisor's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Index Funds, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUNDS AND THE UNDERLYING INDICES** — An Index Fund does not fully replicate its respective Underlying Index and may hold securities not included in the applicable Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the applicable Underlying Index, all of which may lead to a lack of correlation between that Index Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between Index Funds and its Underlying Indices. Finally, because the shares of the Index Funds are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of any Index Fund may differ from the net asset value per share of that Index Fund. For all of the foregoing reasons, the performance of any Index Fund may not correlate with the performance of its Underlying Index.

- **CORRELATION (OR LACK OF CORRELATION) OF THE INDEX FUNDS** — The notes are linked to a weighted Basket consisting of 10 Index Funds. Price movements and performances in the Index Funds may or may not be correlated with each other. High correlation during periods of negative returns among Index Funds could have an adverse effect on your return on your investment at maturity. If the Index Funds are not correlated, at time when the price of one or more of the Index Funds increases, the prices of the other Index Funds may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the price of one or more of the Index Funds may be moderated, or more than offset, by the lesser increases or declines in the prices of the other Index Funds. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. You may lose some or all of your investment in the notes if the Ending Basket Level is less than the Starting Basket Level.

- **THE INDEX FUNDS ARE NOT EQUALLY WEIGHTED** — Because the Index Funds are not equally weighted, the same percentage change in two of the Index Funds may have different effects on the Basket Closing Level. For example, because the Component Weighting for the Market Vectors® Brazil Small-Cap Index Fund is greater than the Component Weighting for the iShares® MSCI Taiwan Index Fund, a 5% decrease in the price of the Market Vectors® Brazil Small-Cap Index Fund will have a greater effect on the Basket Closing Level than a 5% increase in price of the iShares® MSCI Taiwan Index Fund.

- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Index Funds have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **EMERGING MARKETS RISK** — The equity securities underlying nine of the ten Index Funds have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Index Funds and the notes.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks held by the Market Vectors® Brazil Small-Cap Index Fund are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **CONCENTRATION RISKS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** — Because the Index Funds are concentrated in a limited number of geographical regions, you will not benefit, with respect to the notes, from the advantages of a diversified investment, and will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Final Exchange Rate and your payment at maturity. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Currency Disruption Events" in the accompanying product supplement no. 213-A-I for further information on what constitutes a currency disruption event.

- **THE BRL MAY BE REPLACED BY ANOTHER CURRENCY FOLLOWING A CURRENCY SUCCESSION EVENT —** If the BRL is lawfully eliminated and replaced with, converted into, redenominated as or exchanged for another currency or if Brazil divides into two or more countries, each with a different lawful currency immediately after such event, a currency succession event will be deemed to have occurred, the BRL will be replaced with a successor currency. The occurrence of a currency succession event and the consequent adjustments may materially and adversely affect the value of the notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the BRL and the USD is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates over time result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Brazil, the United States, and economic and political developments in other relevant countries. Additionally, because the prices of the equity securities held by the Index Funds are converted into USD for the purposes of calculating the net asset values of the Index Funds, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Funds trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the USD and the relative weight of equity securities denominated in such currencies in the Index Funds. If, taking into account such weighting, the USD strengthens against such currencies, the net asset value of the Index Funds will be adversely affected and the payment at maturity, if any, may be reduced.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in Brazil, the United States ad the component countries and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in Brazil, the United States and the component countries.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, the United States, the component countries and other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES —** Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those in Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **BECAUSE THE BRAZILIAN REAL IS AN EMERGING MARKETS CURRENCY, THE NOTES ARE SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS —** The notes are denominated in BRL, which is an emerging markets currency but the payment at maturity is converted and made in USD only. There is an increased risk of significant adverse fluctuations in the performance of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.

  The exchange rate between BRL and USD is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Brazil or elsewhere, and by macroeconomic factors and speculative actions. The exchange rate is freely negotiated, but may be influenced from time to time by intervention by the Central Bank of Brazil. From 1995 to 1999, the Central Bank of Brazil allowed the gradual devaluation of the BRL relative to the USD. In 1999, the BRL suffered a currency crisis with significant devaluation. Subsequently, the Central Bank of Brazil allowed the exchange rate to float freely, although subject to frequent intervention by the Central Bank of Brazil to manipulate the exchange rate of the BRL for USD. Since then the exchange rate has fluctuated considerably. In addition, under certain conditions the government has the ability to restrict the conversion of the real into foreign currencies. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include the extent of Brazil's foreign currency reserves, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund, and political constraints to which Brazil may be subject.

- **EVEN THOUGH THE BRAZILIAN REAL AND U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT —** Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the BRL and USD are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of BRL relative to USD. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and the return on the investment in the notes at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of an Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of an Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the Index Funds;
  - the time to maturity of the notes;
  - the dividend rates on the Index Funds and the equity securities underlying the Index Funds;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Funds;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the USD and the currencies in which the equity securities held by the Index Funds trade and the correlation between those rates and the prices of shares of the Index Funds;
  - the occurrence of certain events to the Index Funds that may or may not require an adjustment to the applicable Share Adjustment Factors; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each Note, Assuming No Change in the Exchange Rate

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a note for a hypothetical range of performance for the Basket Return from -80% to +80%. The following table and examples assume an Initial Exchange Rate of 1.60, resulting in a USD Principal Amount of US$625 and a Maximum Return of US$534.375 per note (85.50% of the hypothetical USD Principal Amount), and reflect a Participation Rate of 150%. **For ease of analysis, the following examples assume that the Exchange Rate remains constant over the term of the notes, resulting in a BRL Principal Amount converted into USD on the Observation Date of US$625. See "Hypothetical Examples of the Conversion of the Payment at Maturity into U.S. Dollars" below to see how such conversion and changes in the Exchange Rate can affect the payment at maturity.** The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return × Participation Rate (150%)	Additional Amount		BRL Principal Amount Converted Into USD on the Observation Date		Payment at Maturity
180.00	80.00%	120.00%	US$534.375	+	US$625.00	=	US$1,159.375
170.00	70.00%	105.00%	US$534.375	+	US$625.00	=	US$1,159.375
160.00	60.00%	90.00%	US$534.375	+	US$625.00	=	US$1,159.375
157.00	57.00%	85.50%	US$534.375	+	US$625.00	=	US$1,159.375
150.00	50.00%	75.00%	US$468.750	+	US$625.00	=	US$1,093.750
140.00	40.00%	60.00%	US$375.000	+	US$625.00	=	US$1,000.000
130.00	30.00%	45.00%	US$281.250	+	US$625.00	=	US$906.250
120.00	20.00%	30.00%	US$187.500	+	US$625.00	=	US$812.500
110.00	10.00%	15.00%	US$93.750	+	US$625.00	=	US$718.750
105.00	5.00%	7.50%	US$46.875	+	US$625.00	=	US$671.875
100.00	**0.00%**	**N/A**	**US$0.000**	**+**	**US$625.00**	**=**	**US$625.000**
95.00	-5.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
90.00	-10.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
85.00	-15.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
80.00	-20.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
70.00	-30.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
60.00	-40.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
50.00	-50.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
40.00	-60.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
30.00	-70.00%	N/A	US$0.000	+	US$625.00	=	US$625.000
20.00	-80.00%	N/A	US$0.000	+	US$625.00	=	US$625.000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different scenarios set forth in the table above are calculated.

Example 1: The Basket Closing Level increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100 and the Basket Return multiplied by the Participation Rate of 150% does not exceed the Maximum Return (expressed as a percentage of the USD Principal Amount) of 85.50%, the Additional Amount is equal to US$93.75 and the payment at maturity is equal to US$718.75 per note, calculated as follows:

$$US\$625 + (US\$625 \times [(110 - 100) / 100] \times 150\%) = US\$718.75$$

Example 2: The Basket Closing Level decreases from the Starting Basket Level of 100 to an Ending Basket Level of 85. Because the Ending Basket Level of 85 is lower than the Starting Basket Level of 100, the payment at maturity is equal to US$625 per note, which is the BRL Principal Amount converted into USD on the Observation Date.

Example 3: The Basket Closing Level neither increases nor decreases from the Starting Basket Level of 100. Because the Ending Basket Level of 100 is equal to the Starting Basket Level of 100, the payment at maturity is equal to US$625 per note, which is the BRL Principal Amount converted into USD on the Observation Date.

Example 4: The Basket Closing Level increases from the Starting Basket Level of 100 to an Ending Basket Level of 160. Because the Ending Basket Level of 160 is greater than the Starting Basket Level of 100 and the Basket Return multiplied by the Participation Rate of 150% exceeds the Maximum Return (expressed as a percentage of the USD Principal Amount) of 85.50%, the Additional Amount is equal to US$534.375 and the payment at maturity is equal to US$1159.375 per note, which is the maximum payment at maturity.

The payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

Hypothetical Examples of the Conversion of the BRL Principal Amount into U.S. Dollars

The following examples illustrate how the portion of the payment at maturity attributable to the BRL Principal Amount will be converted into USD in different hypothetical scenarios. The examples below assume that the Initial Exchange Rate is 1.60, and therefore your initial investment in a note in USD terms (*i.e.*, the USD Principal Amount) is equal to US$625 (BRL1,000/1.60). The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Basket Return is not more than 0% and the Final Exchange Rate is 1.80. Therefore, the payment at maturity per note is US$555.56, calculated as follows:

$$BRL1,000/1.80 + US\$0 = US\$555.56 + US\$0 = US\$555.56$$

In this example, you lose a portion of your initial investment in USD terms (a loss of US$69.44 per note or a total return of -11.11%) because the BRL has weakened against the USD.

Example 2: The Basket Return is not more than 0% and the Final Exchange Rate is 1.50. Therefore, the payment at maturity per note is US$666.67, calculated as follows:

$$BRL1,000/1.50 + US\$0 = US\$666.67 + US\$0 = US\$666.67$$

In this example, even though the Basket Return is less than or equal to 0%, you received a payment at maturity that is greater than your initial investment in USD terms (a gain of US$41.67 per note or a total return of 6.67%) because the BRL has strengthened against the USD.

Example 3: The Basket Return is 10% and the Exchange Rate on the Observation Date is 2.00. Therefore, the payment at maturity per note is US$593.75, calculated as follows:

$$BRL1,000/2.00 + (US\$625 \times 10\% \times 150\%) = US\$500.00 + US\$93.75 = US\$593.75$$

In this example, even though the Basket Return multiplied by the Participation Rate is 15%, you lose a portion of your initial investment in USD terms (a loss of US$31.25 per note or a total return of -5.00%) because the BRL has weakened against the USD.

Example 4: The Basket Return is 10% and the Exchange Rate on the Observation Date is 1.70. Therefore, the payment at maturity per note is US$681.99, calculated as follows:

$$BRL1,000/1.70 + (US\$625 \times 10\% \times 150\%) = US\$588.24 + US\$93.75 = US\$681.99$$

In this example, even though the Basket Return multiplied by the Participation Rate is 15%, the total return on your initial investment in USD terms is less than 15% (a gain of US$56.99 per note or a total return of 9.12%) because the BRL has weakened against the USD.

Example 5: The Basket Return is 10% and the Exchange Rate on the Observation Date is 1.50. Therefore, the payment at maturity per note is USD$760.42, calculated as follows:

$$BRL1,000/1.50 + (US\$625 \times 10\% \times 150\%) = US\$666.67 + US\$93.75 = US\$760.42$$

In this example, even though the Basket Return multiplied by the Participation Rate is 15%, the total return on your initial investment in USD terms is greater than 15% (a gain of US$135.42 per note or a total return of 21.67%) because the BRL has strengthened against the USD.

Example 6: The Basket Return is greater than 57% and the Exchange Rate on the Observation Date is 1.90. Therefore, due to the hypothetical Maximum Return of US$534.375 per note (85.50% of the hypothetical USD Principal Amount of US$625), the payment at maturity per note is US$1,060.691, calculated as follows:

$$BRL1,000/1.90 + US\$534.375 = US\$526.316 + US\$534.375 = US\$1060.691$$

In this example, even though the Additional Amount is equal to the Maximum Return, the total return on your initial investment in USD terms is less than 85.50% (a gain of US$435.691 per note or a total return of 69.71%) because the BRL has weakened against the USD.

Example 7: The Basket Return is greater than 57% and the Exchange Rate on the Observation Date is 1.40. Therefore, due to the hypothetical Maximum Return of US$534.375 per note (85.50% of the hypothetical USD Principal Amount of US$625), the payment at maturity per note is US$1,248.661, calculated as follows:

$$BRL1,000/1.40 + US\$534.375 = US\$714.286 + US\$534.375 = US\$1,248.661$$

In this example, even though the Additional Amount is equal to the Maximum Return, the total return on your initial investment in USD terms is greater than 85.50% (a gain of US$623.661 per note or a total return of 99.79%) because the BRL has strengthened against the USD.

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Historical Information Regarding the Exchange Rates

The graph below shows the historical weekly performance of BRL expressed in terms of the conventional market quotation (which is the amount of BRL that can be exchanged for one USD), as shown on Bloomberg Financial Markets from January 6, 2006 through July 8, 2011. The exchange rate of BRL relative to USD on July 11, 2011, as shown on Bloomberg Financial Markets, was 1.5775.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Exchange Rate that would be derived from the applicable Reuters page. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the payment at maturity. **The Exchange Rate decreases when the BRL appreciates in value against the USD.**



The Exchange Rate, at approximately 6:00 p.m., São Paulo Time, on July 11, 2011, was 1.5796, calculated in the manner set forth under "Key Terms — Exchange Rate" on the front cover of this pricing supplement.

Historical Information Regarding the Basket

The final graph below shows the historical weekly Basket performance from May 8, 2009 through July 8, 2011, assuming the Basket Closing Level on May 8, 2009 was 100, the Component Weightings specified under "Additional Key Terms" on page PS-1 of this pricing supplement and that the exchange rates of the BRL relative to the USD as reported on Bloomberg Financial Markets on the relevant dates were the Exchange Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Exchange Rates that would be derived from the applicable Reuters page at approximately 6:00 p.m., São Paulo Time.



We obtained the closing prices and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rate used to calculate the Exchange Rate on July 11, 2011 from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performances of the Index Funds, the Basket and the BRL/USD exchange rate should not be taken as an indication of future performance, and no assurance can be given as to the Basket Closing Level or the Exchange Rate on the Observation Date. We cannot give you assurance that the performance of the Basket and the Exchange Rate will result in the return of any of your initial investment.

Historical Information Regarding the Index Funds

The graphs regarding the Index Funds below set forth the historical performance of the Index Funds based on the weekly closing prices of the Index Funds for the relevant periods indicated below. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, each Index Fund has experienced significant fluctuations. The historical performance of each Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of any Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Funds will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that any Index Fund or the equity securities held by any Index Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on any Index Fund or the equity securities held by any Index Fund.

Historical Information Regarding the Market Vectors® Brazil Small-Cap Index Fund

The following graph sets forth the historical performance of the Market Vectors® Brazil Small-Cap Index Fund based on the weekly closing price the Market Vectors® Brazil Small-Cap Index Fund from May 13, 2009 through July 8, 2011. The Market Vectors® Brazil Small-Cap Index Fund commenced trading on the NYSE Arca on May 14, 2009. The closing price of one share of the Market Vectors® Brazil Small-Cap Index Fund on July 11, 2011 was $53.37.



Historical Information Regarding the iShares® MSCI South Korea Index Fund

The following graph sets forth the historical performance of the iShares® MSCI South Korea Index Fund based on the weekly closing price the iShares® MSCI South Korea Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI South Korea Index Fund on July 11, 2011 was $65.69.



Historical Information Regarding the iShares® MSCI Taiwan Index Fund

The following graph sets forth the historical performance of the iShares® MSCI Taiwan Index Fund based on the weekly closing price the iShares® MSCI Taiwan Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI Taiwan Index Fund on July 11, 2011 was $14.90.



Historical Performance of the iShares® MSCI Taiwan Index Fund

Source: Bloomberg

Historical Information Regarding the iShares® MSCI Brazil Index Fund

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly closing price the iShares® MSCI Brazil Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI Brazil Index Fund on July 11, 2011 was $70.05.



Historial Performance of the iShares® MSCI Brazil Index Fund

Source: Bloomberg

Historical Information Regarding the Market Vectors® Indonesia Index Fund

The following graph sets forth the historical performance of the Market Vectors® Indonesia Index Fund based on the weekly closing price the Market Vectors® Indonesia Index Fund from January 23, 2009 through July 8, 2011. The Market Vectors® Indonesia Index Fund commenced trading on the NYSE Arca on January 20, 2009. The closing price of one share of the Market Vectors® Indonesia Index Fund on July 11, 2011 was $32.39.



Historical Information Regarding the iShares® MSCI Malaysia Index Fund

The following graph sets forth the historical performance of the iShares® MSCI Malaysia Index Fund based on the weekly closing price the iShares® MSCI Malaysia Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI Malaysia Index Fund on July 11, 2011 was $15.07.



Historical Information Regarding the iShares® MSCI Singapore Index Fund

The following graph sets forth the historical performance of the iShares® MSCI Singapore Index Fund based on the weekly closing price the iShares® MSCI Singapore Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI Singapore Index Fund on July 11, 2011 was $13.67.



Historical Information Regarding the iShares® MSCI South Africa Index Fund

The following graph sets forth the historical performance of the iShares® MSCI South Africa Index Fund based on the weekly closing price the iShares® MSCI South Africa Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI South Africa Index Fund on July 11, 2011 was $69.22.



Historical Information Regarding the iShares® MSCI Mexico Investable Market Index Fund

The following graph sets forth the historical performance of the iShares® MSCI Mexico Investable Market Index Fund based on the weekly closing price the iShares® MSCI Mexico Investable Market Index Fund from January 6, 2006 through July 8, 2011. The closing price of one share of the iShares® MSCI Mexico Investable Market Index Fund on July 11, 2011 was $61.86.



Historical Information Regarding the iShares® MSCI Turkey Investable Market Index Fund

The following graph sets forth the historical performance of the iShares® MSCI Turkey Investable Market Index Fund based on the weekly closing price the iShares® MSCI Turkey Investable Market Index Fund from March 28, 2008 through July 8, 2011. The iShares® MSCI Turkey Investable Market Index Fund commenced trading on the NYSE Arca on March 28, 2008. The closing price of one share of the iShares® MSCI Turkey Investable Market Index Fund on July 11, 2011 was $58.21.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.